Helus Pharma Reports First Quarter Fiscal 2027 Financial Results and Recent Business Highlights

-Appointed Michael Halstead, former President of Intra-Cellular Therapies, as Chief Executive Officer to lead Helus Pharma through late-stage development and commercialization -
-Completed enrollment in the Phase 3 APPROACH pivotal study of HLP003 in Major Depressive Disorder (“MDD”); topline data remain on track for Q4 20261,2 -
-Completed Drug-Drug Interaction (“DDI”) study demonstrated a favorable DDI profile supporting HLP003 as an adjunctive treatment for MDD -
-Continued enrollment in EMBRACE, the second pivotal study in the Phase 3 PARADIGM program -
-Continued participant rollover into EXTEND to generate long-term safety and durability data -
-Completed USD$50 million underwritten offering in June 2026, strengthening the balance sheet to support continued execution across the Company’s clinical development programs -
This news release constitutes a “designated news release” for the purpose of the Company’s prospectus supplement dated December 30, 2025, to its short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025.

NEW YORK & TORONTO – August 14, 2026 – Helus Pharma™ (Nasdaq: HELP) (Cboe CA: HELP) (the “Company” or “Helus Pharma”), a clinical-stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists (“NSAs”), today reported recent business highlights and financial results for its fiscal quarter ended June 30, 2026. Unless otherwise noted, all dollar amounts are expressed in United States dollars.

“Since joining Helus Pharma, I have been impressed by the quality of the Company’s science, the strength of its development programs, and the team’s disciplined execution,” said Michael Halstead, Chief Executive Officer Helus Pharma. “With enrollment in APPROACH completed and topline data expected in Q4 20261,2, we are entering an important period for HLP003. We are also advancing HLP004 as a promising short-acting candidate for generalized anxiety disorder and remain focused on executing our clinical, regulatory and commercial priorities in support of our mission to deliver transformative treatment options for patients.”

“Michael brings the strategic leadership, operational experience and commercial perspective needed to guide Helus Pharma through its next phase of growth,” said Eric So, Co-founder and Executive Chairman. “He has quickly earned the team’s confidence and is highly focused on successful execution as we advance HLP003 and HLP004 through important clinical, regulatory and commercial milestones.”

Recently, Helus Pharma completed enrollment in APPROACH, its Phase 3 pivotal study evaluating HLP003 in MDD. Previously reported HLP003 Phase 2 data demonstrated a durable and clinically meaningful treatment effect, including an approximately 23-point reduction in MADRS score from baseline at 12 months following two 16 mg doses administered three weeks apart. Using a MADRS remission benchmark of ≤ 10, response and remission rates at 12 months were 100% and 71%, respectively. These results reinforce the potential of HLP003 to address a significant unmet need and provide a differentiated treatment option for patients with MDD.

Beyond its clinical development program, Helus Pharma has developed a broad intellectual property portfolio supporting its differentiated and proprietary NSA pipeline, with more than 350 patent applications filed and more than 100 patents granted worldwide.

Recent Business and Pipeline Highlights:

HLP003: Continued advancement of the Phase 3 PARADIGM program

•APPROACH has completed enrollment, and the study is on track for topline data readout in Q4 2026.1,2
•Completed DDI study results indicating that HLP003 did not meaningfully impact plasma levels of any of the six substrates tested providing evidence of no pharmacokinetic (“PK”) interaction with the CYP450 enzymes examined. These results combined with literature evidence indicate that there is a low likelihood of PK based DDI between HLP003 and Selective Serotonin Reuptake Inhibitors and Serotonin and Norepinephrine Reuptake Inhibitors.
•Enrollment is underway in EMBRACE, the second pivotal study in Phase 3 PARADIGM.
•Participant rollover is ongoing into the EXTEND study to further evaluate safety, durability of clinical effect and the potential role of redosing.

HLP004: Phase 2 data demonstrated clinically meaningful improvement in patients with generalized anxiety disorder (“GAD”)

•Statistically significant (p<0.0001) within subject, and clinically meaningful improvement from baseline in Hamilton Anxiety Rating Scale of ~10 points on top of Standard of Care at 6 weeks.
•In Phase 1 trial, 100% of participants were ready for discharge within 3 hours3; acute effects lasted ~90 minutes.4
•Durable effects sustained through at least six months, with the pooled study population showed 67% responders and 39% of patients were in remission.
•Generally well-tolerated, adverse events were transient, with no drug-related serious adverse events recorded.

The Company intends to complete the design of the next HLP004 study by the end of Q3 2026.1,2

HLP005: Advancement toward development candidate selection

As part of its continued advancement of a pipeline of novel molecules, Helus Pharma continues to advance HLP005 toward candidate selection, with a viable development candidate anticipated in the second half of 2027. 1,2

First Quarter Financial Highlights

•Cash totaled $166.4 million as of June 30, 2026.
•Net loss was $47.8 million for the quarter ended June 30, 2026, compared to a net loss of $24.6 million in the same period last year.
•Cash-based operating expenses consisting of research, general, and administrative costs totaled $37.5 million for the quarter ended June 30, 2026, compared to $23.9 million, in the same period last year.
•Cash flows used in operating activities were $37.1 million for the quarter ended June 30, 2026, compared to $29.5 million in the same period last year.
•Operating cash flow and expenses were higher than the same period last year, driven by the continued advancement of the APPROACH, EMBRACE, and EXTEND HLP003 Phase 3 trials.

About Helus Pharma

Helus Pharma, the commercial operating name of Cybin Inc., is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs, synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

With class leading data, Helus Pharma aims to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of MDD that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration (the “FDA”) and HLP004, also a proprietary NSA in Phase 2 for GAD. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus Pharma™ is a trademark of Helus Pharma Corp.

Notes

1. There is no assurance that this timeline will be met or that the program will advance clinical trials, at all. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development and recruitment of patients for participation in clinical trials are dependent on various factors and are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the prescription drug product candidate, the number, availability, location and accessibility of clinical trial sites, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.

2. There is no assurance that timelines will be met. Anticipated timelines regarding the initiation, advancement and results of clinical trials are based on reasonable assumptions informed by current knowledge and information available to the Company. See “Cautionary Notes and Forward-Looking Statements”.

3. In Phase 1 study at 30 mg dose.

4. Not statistically different from placebo after 90 mins.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding Phase 3 topline data readout for HLP003 in Q4 2026; completion of HLP004 study design in Q3, 2026; strengthening of balance sheet to support execution of the Company’s clinical development programs; advancement of HLP003 and HLP004 through important clinical, regulatory and commercial milestones; potential of HLP003 to address a significant unmet need and provide a differentiated and transformative treatment option for patients with MDD; progression of HLP005 program toward candidate selection in the second half of 2027; and plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the year ended March 31, 2026, and the Company’s annual information form for the year ended March 31, 2026, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca/ and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The FDA, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Matthew Beck
astr partners
Managing Partner
(917) 415-1750
Matthew.beck@astrpartners.com

Gabriel Fahel
Chief Legal Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com

Media Contact:
Victoria Verdeja
RXMD
Public Relations Director
(212) 537-9495
Vverdeja@rxmedyn.com